Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 9, 2007, with respect to the consolidated balance sheets of Interpool, Inc. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, included in the Registration Statement (Form S-1 No. 333-146016) and to the reference to our firm under the heading “Experts” in such Registration Statement.

As disclosed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payments” on January 1, 2006.

/s/ KPMG LLP

Short Hills, New Jersey
October 18, 2007